PRESS RELEASE

TSX:  KGN

NYSE AMEX: KGN

KEEGAN CONTINUES TO ENCOUNTER SIGNIFICANT GOLD INTERCEPTS FROM RESOURCE INFILL AND

EXPLORATION DRILLING OF NEW ZONES

Vancouver, British Columbia, November 17, 2011: Keegan Resources Inc (TSX: KGN; NYSE AMEX: KGN - “Keegan” or the “Company”) is pleased to announce the latest assay results from its Esaase Project drilling programs in southwest Ghana.  This drill program has focused on step out drilling in the E Zone, which has not yet been included in any resource estimate, and the B zone, which previously had an inferred resource based on relatively wide spaced drill holes.  Both zones have returned substantial and significant gold values.

Gold intercepts in the E zone include 41 meters of 3.9 g/t Au (KRDD127), 47 meters of 3.19 g/t Au (KGR056), 26 meters of 2.47 g/t Au (KEDD105), and 41.3 meters of 1.62 g/t Au (KEDD049).  The B zone intercepts include 34 meters of 1.85 g/t Au (KERC184), 36 meters of 1.54 g/t Au (KERC186), 55 meters of 0.99 g/t Au (KERC190), 35 meters of 1.35 g/t Au (KEDD256).  So far, the 2011 program has delivered stronger and more consistent intercepts through the B zone than previously encountered.  For detailed listing of intercepts see Table 1 below.

Table 1: Recent results from Keegan's B Zone Resource Infill program and step out E Zone drilling.  Distance is in meters and grade in g/t Au.  Only intercepts from drill holes with approximate grade widths of 25 g/t times meter (cumulative) or greater are shown.

E-zone					B-Zone
Hole_ID	From	To	Width	Grade	Hole_ID	From	To	Width	Grade
KGDD049	47	88.3	41.3	1.62	KGRC181	0	30	30	1.12
including	48	49	1	10.55	KGRC184	40	74	34	1.85
KGDD053	169	178	9	1.25	Including	48	49	1	15.1
KGDD053	206.7	219.8	13.1	1.25	KGRC185	33	51	18	1.32
KGDD056	20	67	47	3.19	KGRC186	15	51	36	1.54
including	51	52	1	13.3	KGRC188	34	44	10	0.68
including	66	67	1	115.5	KGRC188	65	75	10	1.07
KGDD056	226.5	240	13.5	1.87	KGRC188	84	92	8	1.13
including	232	233	1	15.3	KGRC190	3	58	55	0.99
KGDD105	191	217	26	2.47	KGRC206	29	57	28	0.93
including	207.5	208.4	0.9	34.5	KEDD207	139	198	59	0.62
KGDD105	230	241.3	11.3	1.76	KGRC244	49	68	19	1.75
KGDD110	67	89	22	2.31	KGRC245	101	125	25	0.8
including	71	72	1	19.5	KGRC246	88	113	25	0.95
including	78	79	1	21.8	KGRC248	39	60	21	1.3
KGDD125	125.1	139.1	14	2.14	KGRC256	20	55	35	1.35
including	127.1	128	0.9	30.1	KGRC286	64	91	27	0.93
KGDD126	159	167	8	7.95	KGRC287	83	113	30	0.84
including	165	166.2	1.2	49	KGRC287	147	155	8	1.34
KGDD127	87	128	41	3.9	KGDD288	96	116	20	1.74
including	90	91	1	41.4	KGDD293	132	170	38	0.77
KGDD129	68	89	21	2.11	KGRC305	96	109	13	0.8
including	80	81	1	12.5	KGRC305	123	137	14	1.35
KGDD130	111	125.3	14.3	2.37	KGRC308	136	162	26	1.28
including	123.1	124.2	1.1	29.3

Esaase
Concession
N
B-zone
D-zone
E-zone
A (Main) Zone
0
1000
meters
Scale: 1:18,000
LEGEND
Cumulative Grade-thickness
in width (m) times grade (g/t)
using intercepts + 0.5 g/t, + 5m
25 - 200
15 - 25
8 - 20
no significant intercepts
assays pending
labeled holes discussed in News Release
Mineralized Faults (based on
geophysics, soil anomalies and drilling
Resource Area
Alluvial Workings
Keegan's Esaase Project

Click on map to enlarge

President and CEO Maurice Tagami states, "We are pleased with these drill results as they indicate that both the confidence and the amount of resources at the Esaase Project are likely to increase.  We plan to undertake additional, aggressive exploration at the same time that we continue our social license, development and permitting programs, while we are advancing the Project closer to definitive feasibility.”

On Behalf of the Board of Directors,

Shawn Wallace

Executive Chairman

About Keegan Resources Inc.

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase Gold Project (3.64 million ounce measured and indicated and 1.55 million ounces inferred resource averaging 1.1 grams per tonne gold at a cutoff grade of 0.4 grams per tonne for a total inferred and indicated resource of 5.19 Moz ) located in Ghana, West Africa, a highly favourable and prospective jurisdiction.  Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt.  Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Keegan trades on the TSX and the NYSE AMEX under the symbol KGN.

More information about Keegan is available at www.keeganresources.com.

Qualified Person and QA/QC

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site and all cores is drilled at HQ diameter and sawed into equal halves on site. All samples are assayed using standard 50 gram fire assay with atomic absorption finish by ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were mostly calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than eight consecutive samples (eight meters) of less than 0.2 g/t Au. Mineralization in the main zone strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths. Intercepts are calculated using a 0.5 g/t lower cutoff over at least 5 meters. The intercepts reported in this release were only those with grade-widths above 8 g/t times meter. Those above 20 g/t * meter are shown in bold, italicized font.

The techniques by which drill hole assays have been previously used in resource estimation at Esaase can be found in Keegan's most recent NI 43-101 technical report on www.sedar.com.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized. Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms, “measured resources”, 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission (SEC) does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves as defined by SEC standards. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Neither TSX Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.